SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the year ended December 31, 2002

Microcell Telecommunications Inc.

800 de la Gauchetiere Street West, Suite 4000
Montreal, Quebec
Canada
H5A 1K3

Registration No.:
0-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...... Form 40-F...X......

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of1934.]

Yes......... No ...X......

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Microcell Telecommunications Inc.
Date: May 12, 2003	By:

/s/ JACQUES LEDUC
_______________________________
Jacques Leduc Chief Financial Officer and Treasurer

AUDITORS' REPORT

To the Shareholders of
Microcell Telecommunications Inc.

We have audited the consolidated balance sheets of Microcell Telecommunications Inc. as at December 31, 2002 and 2001, and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

As described in note 3, in 2002, the Company has changed its method of accounting for goodwill and other intangible assets, stock-based compensation and other stock-based payments and consideration given by a vendor to a customer or a reseller of the vendor's product.

Ernst & Young LLP (signed)
Chartered Accountants

Montreal, Canada,
January 31, 2003
[except for note 1 which is as at May 1, 2003]

Microcell Telecommunications Inc.
CONSOLIDATED BALANCE SHEETS
As at December 31 [In thousands of Canadian dollars]
	Pro forma 2002 $	2002 $	2001 $
	[note 1] [Unaudited]		[Restated note 3]
ASSETS [note 11]
Current assets
Cash and cash equivalents	26,979	26,979	19,005
Short-term investments and marketable securities [note 4]	83,345	83,345	159,524
Receivables [note 5]	71,813	71,813	85,973
Receivables from related companies	866	866	489
Inventories	19,527	19,527	19,897
Other current assets	30,740	39,616	40,604
Total current assets	233,270	242,146	325,492
Capital assets [note 6]	312,113	655,646	764,048
Intangible assets [note 7]	250,410	2,727	226,126
Long-term investments [note 8]	10,671	10,671	34,983
Deferred charges and other assets [note 9]	1,664	1,664	44,610
	808,128	912,854	1,395,259
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities
Related companies	23	23	445
Other [note 10]	51,536	132,306	106,334
Deferred revenues	37,573	37,573	38,115
Current portion of long-term debt [note 11]	7,500	7,500	16,523
Total current liabilities	96,632	177,402	161,417
Long-term debt [note 11]	342,500	2,032,678	1,887,048
Deferred income tax liabilities [note 16]	--	--	73,519
	439,132	2,210,080	2,121,984
Shareholder's deficiency
Share capital [note 12]	368,996	1,167,678	1,167,371
Warrants [note 12]	--	1,770	2,077
Deficit	--	(2,466,674)	(1,896,173)
	368,996	(1,297,226)	(726,725)
	808,128	912,854	1,395,259
Commitments [note 17] Contingency [note 21] See accompanying notes
On behalf of the Board:
Andre Tremblay (signed) Director, President and Chief Executive Officer	Charles Sirois (signed) Chairman of the Board

Microcell Telecommunications Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
Years ended December 31 [In thousands of Canadian dollars, except for per-share data]
	2002 $	2001 $	2000 $
		[Restated note 3]	[Restated note 3]
Revenues
Services	566,706	509,082	365,665
Equipment sales	24,356	32,408	40,321
	591,062	541,490	405,986
Costs and expenses [note 14]
Cost of products and services	285,252	336,753	306,391
Selling and marketing	105,386	115,638	119,049
General and administrative	109,412	98,902	92,878
Depreciation and amortization	242,416	177,990	131,304
	742,466	729,283	649,622
Operating loss before impairment of intangible assets and restructuring charges	151,404	187,793	243,636
Impairment of intangible assets [note 7]	223,399	--	--
Restructuring charges [note 15]	7,494	5,226	--
Operating loss	382,297	193,019	243,636
Interest income	(5,479)	(6,553)	(20,341)
Interest expense	216,256	215,888	185,471
Financing charges	10,573	8,349	8,742
Foreign exchange loss (gain)	(926)	51,129	24,638
Write-down of deferred financing costs and deferred gain and loss on financial instruments [note 9]	16,947	--	--
Gain on financial instruments [note 9]	(6,570)	--	--
Net gain on disposal of investments [note 8]	--	--	(285,967)
Loss in value of investments, marketable securities and other assets [notes 4, 8 and 9]	16,086	33,093	248,336
Share of net loss (net income) in investees [note 8]	13,212	5,282	(20,573)
Loss before income taxes	642,396	500,207	383,942
Income tax benefit [note 16]	(71,895)	(1,722)	(115,515)
Net loss	570,501	498,485	268,427
Deficit, beginning of year	1,896,173	1,397,688	1,129,261
Deficit, end of year	2,466,674	1,896,173	1,397,688
Basic and diluted loss per share [note 13]	2.37	4.56	2.79
See accompanying notes

Microcell Telecommunications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31 [In thousands of Canadian dollars]
	2002 $	2001 $	2000 $
OPERATING ACTIVITIES
Net loss	(570,501)	(498,485)	(268,427)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	242,416	177,990	131,304
Accreted interest on long-term debt	72,762	158,194	142,812
Financing charges	9,128	7,674	7,341
Foreign exchange loss (gain)	(493)	50,281	25,449
Write down of deferred financing costs and deferred gain and loss on financial instruments	16,947	--	--
Reversal of provision for sales tax	(13,806)	--	--
Deferred income taxes	(73,519)	(3,966)	(116,968)
Net gain on disposal of investments	--	--	(285,967)
Gain on financial instruments	(6,570)	--	--
Impairment of intangible assets	223,399	--	--
Loss in value of investments, marketable securities and other assets	16,005	33,079	248,336
Share of net loss (net income) in investees	13,212	5,282	(20,573)
	(71,020)	(69,951)	(136,693)
Changes in operating assets and liabilities
Decrease (increase) in trade receivables	15,941	(27,234)	(15,560)
Decrease (increase) in interest receivable	874	2,771	(1,067)
Decrease (increase) in taxes receivable	(2,655)	6,005	(1,970)
Increase in receivables from related companies	(377)	(489)	--
Decrease (increase) in inventories	370	17,545	(11,868)
Decrease (increase) in other current assets	42	4,409	(9,185)
Increase (decrease) in accounts payable and accrued liabilities	16,385	(61,289)	52,837
Increase (decrease) in deferred revenues	(542)	5,979	17,774
	30,038	(52,303)	30,961
Cash used in operating activities	(40,982)	(122,254)	(105,732)
INVESTING ACTIVITIES
Reduction of (additions to) short-term investments	75,262	(157,985)	23,919
Reduction of (additions to) short-term investments - restricted	--	120,710	(120,710)
Proceeds from sale of marketable securities	589	72,804	87,128
Additions to capital assets	(124,683)	(277,395)	(257,191)
Additions to intangible assets	--	(130,000)	(20,000)
Additions to deferred charges and other assets	(2,377)	(9,488)	(6,756)
Additions to long-term investments	(1,351)	(2,535)	(35,965)
Proceeds from termination of derivative instruments	31,041	--	--
Proceeds from long-term investments	949	--	--
Cash used in investing activities	(20,570)	(383,889)	(329,575)
FINANCING ACTIVITIES
Issuance of shares	--	450,755	402,426
Share issuance costs	--	(11,434)	(5,523)
Increase in long-term debt	100,000	270,813	67
Repayment of long-term debt	(10,732)	(270,809)	(92)
Financing costs	(19,742)	(1,555)	(125)
Cash provided by financing activities	69,526	437,770	396,753
Increase (decrease) in cash and cash equivalents for the year	7,974	(68,373)	(38,554)
Cash and cash equivalents, beginning of year	19,005	87,378	125,932
Cash and cash equivalents, end of year	26,979	19,005	87,378
Additional information
Interest paid	82,348	49,933	43,863
Income taxes paid	2,294	2,249	1,289
See accompanying notes

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

1. DESCRIPTION OF BUSINESS AND REORGANIZATION

Description of business

Microcell Telecommunications Inc. ["Microcell"] was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business of wireless communications through five wholly owned subsidiaries [collectively, the "Company"] which are: Microcell Capital II Inc. ["Microcell Capital"], Microcell Connexions Inc. ["Microcell Connexions"], Microcell Labs Inc. ["Microcell Labs"], Microcell Solutions Inc. ["Microcell Solutions"] and Inukshuk Internet Inc. ["Inukshuk"].

The Company carries on its operations through three strategic business segments: Personal Communications Services ["PCS"], Wireless Internet and Investments. Under its PCS business segment, the Company is a provider of PCS in Canada under one of the two national 30 MHz PCS authorizations [the "PCS License"] awarded in Canada in 1995 and renewed for five years in March 2001. The terms and conditions for the renewal of the license are identical to those established for the first license in April 1996. Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and had planned to build a high-speed Internet Protocol-based data network using Multipoint Communications Systems ["MCS"] technology in the 2500 MHz range. However, the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. Finally, under its Investments business segment, the Company invests in various wireless or high technology companies and, as a result, is exposed to normal market risk fluctuation which may be significant.

The Company continues to experience growth-related capital requirements arising from the need to fund of network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Microcell's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

At the time of the release of its second quarter 2002 results on August 9, 2002, the Company announced that there was significant uncertainty regarding its ability to continue as a going concern, such ability being dependent, among other factors, on the Company's ability to reduce its financing costs and improve its liquidities and operating performance. The Company also announced on that date that it had retained the services of a financial advisor and formed a special committee composed of independent directors with a view of evaluating various strategic options in the circumstances. In light of the going concern uncertainty, the mandate of the special committee was to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. To that end, the special committee obtained the advice and recommendations of the financial advisor. The significant uncertainty resulted from the fact that the Company disclosed that it believed it would be in default of certain covenants in its long-term debt agreements within a twelve-month period, unless it could successfully renegotiate some of these covenants. With such default, the senior secured lenders could have chosen not to provide the Company with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment.

On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which the lenders agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applied related to the non-payment of interest on the Company's Senior Discount Notes due in 2006 [the "2006 Notes"] and the possibility of the non-payment to a vendor under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its 2006 Notes due on that day. Before the end of the forbearance period, the Company reached an agreement with the vendor on the amount due and settled such amount.

On December 23, 2002 the Company announced that its secured lenders, holding approximately 74% of the outstanding secured debt, have agreed on the terms of a recapitalization plan. In this regard, the Company's secured lenders have agreed to forbear until January 6, 2003 the exercise of any rights with respect to a default resulting from the non-payment of interest on the 2006 Notes. In addition, both parties agreed to terminate the senior secured revolving credit facility. The Company was subsequently not in compliance with certain covenants under its long-term debt agreements and as such all the long-term debt is in default. Microcell also continued to have constructive discussions regarding the plan with an ad hoc committee of unsecured noteholders.

On January 3, 2003, the Company announced that it had received signed commitments from certain of its secured lenders and noteholders, representing approximately 75% and 55% respectively of the estimated aggregate voting claims that may be represented at the secured creditors' meeting and the affected unsecured creditors' meeting. In view of its then current and anticipated financial position, the status of its discussions with financial and strategic investors, the non-payment of U.S.$29.3 million of interest due on the 2006 Notes in December 2002 and the options available to the Company under the circumstances, the Company elected to restructure its operations under the Companies' Creditors Arrangement Act ["CCAA"] protection and filed for and received protection under the CCAA on January 3, 2003 in the form of an Initial Order. Until the Plan became effective on May 1, 2003, the Company did not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its 2006 Notes, which was due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002 and March 31, 2003.

On February 19, 2003, the Company filed its Information Circular and Proxy Statement [the "Circular"], which included a Plan of Reorganization and of Compromise and Arrangement [the "Plan"], setting out the terms of the Company's proposed plan. Subsequently, on March 17, 2003 the Plan was voted upon and approved by 98% of the secured creditors and 100% of the affected unsecured creditors, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted. On March 18, 2003, the Superior Court of the Province of Quebec issued a Sanction Order approving the Plan. On May 1, 2003, the Plan became effective. The Plan reduced the Company's debt obligations by approximately $1.7 billion.

These consolidated financial statements do not reflect any adjustments arising from the Plan, except that the current portion of long-term debt is equivalent to the current portion of the new debt contracted on the implementation date of the plan. The Company is conducting a revaluation of its assets and liabilities and will adjust their carrying values to reflect the value of the Company as an entity established by the capital reorganization. The revaluation adjustments are expected to be presented in the 2003 second quarter consolidated interim financial statements, the period encompassing the expected implementation date of the Plan, May 1, 2003. The Company's balance sheet after the implementation date will be presented on a comprehensive revaluation basis after giving effect to both the financial reorganization and the revaluation adjustments.

Reorganization [unaudited]

The following is a summary of the principal transactions and corporate changes provided in the Plan.

  A new company ["New Microcell"] would be incorporated under the Canada Business Corporations Act;
  Microcell would cause the amalgamation of its principal subsidiaries ["Amalco"];
  A reorganization of the share capital of Microcell would be completed;
  New Microcell would subscribe for non-redeemable common shares of Microcell, the subscription price therefore being payable by way of a nominal cash consideration and delivery of an undertaking to deliver Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants upon the redemption by the Company of the current shareholdings;
  Microcell would redeem the current shareholdings, for Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants in the capital of New Microcell as provided in the Plan and all of the issued and outstanding options or other rights to acquire shares of Microcell would be cancelled, without payment of any consideration;
  Amalco's Tranche B Debt and Tranche C Notes [if applicable] would be created having an aggregate Canadian dollar equivalent value as of the effective date of the Plan of $350,000,000;
  Assuming an exchange rate of 1.5363, new Microcell would issue, to the secured creditors of Microcell [which are the holders of the Senior Secured Loans described in note 11], First Preferred Shares and Second Preferred Shares [Voting or Non-Voting Series] for an amount of $176,500,000 and $74,417,000 respectively, in consideration for equivalent principal amounts of the secured debt.

  If the advance tax ruling requested by Microcell is not obtained regarding the qualification as distress preferred shares and, pursuant to the Plan, the administrative agent as agent on behalf of the secured creditors, elects to receive First Units and Second Units on the effective date of the Plan in lieu of First Preferred Shares and Second Preferred Shares, First Units and Second Units would be issued by New Microcell as distributions under the Plan;
  Assuming an exchange rate of 1.5363, new Microcell would issue, to the affected unsecured creditors [which are the holders of the Senior Discount Notes described in note 11], Second Preferred Shares [Voting or Non-Voting series] in the amount of $74,417,000, and Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants in the aggregate amount of $43,293,000 in consideration for the payment of the Senior Discount Notes due 2006, 2007 and 2009, if the secured creditors elect to receive First and Second Preferred Shares;

  If the secured creditors elect to receive First and Second Units, New Microcell would issue, to the affected unsecured creditors, Second Units in the amount of $74,417,000, and Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants in the aggregate amount of $43,293,000 in consideration for the payment of the Senior Discount Notes due 2006, 2007 and 2009.
  New Microcell would issue to the current shareholders Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants in the aggregate amount of $369,000;

The pro forma column of the balance sheet reflects the acceptance and implementation of the Plan on the assets and liabilities included in the December 31, 2002 consolidated balance sheet, including revaluation adjustments as a result of comprehensive revaluation as if the Plan was implemented at that date. The final adjustments may change based on the value of the assets and liabilities on the implementation date of the plan.

	Microcell as at December 31, 2002 $	Pro Forma Adjustments $		Microcell Pro Forma as at December 31, 2002 $
		[Unaudited]		[Unaudited]
Current assets
Cash and cash equivalents	26,979	--		26,979
Short-term investments and marketable securities	83,345	--		83,345
Receivables	71,813	--		71,813
Receivables from related companies	866	--		866
Inventories	19,527	--		19,527
Other current assets	39,616	(8,876)	[i]	30,740
	242,146	(8,876)		233,270
Capital assets	655,646	(343,533)	[i]	312,113
Intangible assets	2,727	247,683	[i]	250,410
Long-term investments	10,671	--		10,671
Deferred charges and other assets	1,664	--		1,664
	912,854	(104,726)		808,128
Current liabilities
Accounts payable and accrued liabilities:
Related companies	23	--		23
Other	132,306	(80,770)	[i] [ii] [iii]	51,536
Deferred revenues	37,573	--		37,573
Other current liabilities:
Senior Secured Term Loans	7,500	--	[ii]	7,500
	177,402	(80,770)		96,632
Long-term liabilities:
Senior Secured Term Loans	582,548	(240,048)	[ii]	342,500
Senior Discount Notes	1,450,130	(1,450,130)	[iii]	--
	2,210,080	(1,770,948)		439,132
Share capital and Warrants [note 1 h and I]	1,169,448	(1,169,079)	[iv]	368,996
		250,917	[ii]
		117,710	[iii]
Deficit	(2,466,674)	2,466,674	[i]	--
	(1,297,226)	1,666,222		368,996
	912,854	(104,726)		808,128

Pro forma adjustments [unaudited]
  This unaudited pro forma balance sheet of Microcell has been prepared on the fresh start basis of accounting. The Company's financial advisors assisted in the determination of the enterprise value of the Company assuming effectiveness of the Plan, and a range of value was developed. The final enterprise value utilized was $718,996,000, which has been allocated between long-term debt of $350,000,000 and equity of $368,996,000. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of the assets and liabilities of Microcell has been done based on this enterprise value. Pursuant to this revaluation the Company assigned a value, calculated at management's best estimate, to Microcell's intangible assets, which are, the PCS Licenses at $189,356,000, the Customer list at $32,356,000 and the Fido® brand name at $28,698,000 The Customer list will be amortized over 30 months. The PCS Licenses and the Fido® brand name were determined to have an indefinite life and will not be amortized but will be tested for impairment on an annual basis;
  Pursuant to the Plan, the existing Senior Secured Term Loans and the net payable to the secured creditors with respect to the cross currency and interest rate swaps terminated in December 2002 [see note 9] will be converted into new Tranche B Debt [$300,000,000] and Tranche C Notes [$50,000,000] as well as First Preferred Shares or First Units [$176,500,000] and Second Preferred Shares or Second Units [$74,417,000];
  Pursuant to the Plan, the existing Senior Discount Notes and the unpaid accrued interest will be converted into Second Preferred Shares or Second Units for an amount of $74,417,000 and Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants for an aggregate amount of $43,293,000;
  Pursuant to the Plan, the current shareholdings will be converted into Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants for an aggregate amount of $369,000;
  This unaudited pro forma balance sheet has been prepared in accordance Canadian GAAP. No material adjustments to this unaudited pro forma balance sheet would be required to conform with U.S. GAAP and the accounting principles and practices required by the SEC, except as related to the First and Second Preferred Shares as well as to the First and Second Units.

  Under U.S. GAAP, redeemable preferred shares subject to mandatory redemption requirements that are outside the control of the issuer are excluded from "shareholders' equity (deficiency)" and presented separately in the issuer's balance sheet between liabilities and shareholders' equity (deficiency). Under Canadian GAAP, such shares are presented as equity [$325,334,000 at December 31, 2002, on a pro-forma basis]. The FASB is in the process of finalizing a new standard dealing with accounting for liabilities and equity. The final standard, which is expected to be issued in the second quarter of 2003, may affect the balance sheet presentation of these instruments under U.S. GAAP.

  As described above, the secured creditors have the option to receive First and Second Units instead of First and Second Preferred Shares. Under Canadian GAAP these First and Second Units are presented as equity. Under US GAAP these instruments would be classified as debt instruments.

  The following table outlines the adjustments to the unaudited pro forma balance sheet that would be required to conform with U.S. GAAP.

		First and Second Preferred Shares		First and Second Units
	Microcell Pro Forma as at December 31, 2002 Canadian GAAP	Pro Forma Adjustments	Microcell Pro Forma as at December 31, 2002 US GAAP	Pro Forma Adjustments	Microcell Pro Forma as at December 31, 2002 US GAAP
Current portion of long-term debt	7,500	--	7,500	--	7,500
Long-term debt:
Senior Secured Term Loans	342,500	--	342,500	--	342,500
First Units	--	--	--	176,500	176,500
Second Units	--	--	--	148,834	148,834
Total long-term debt [including current portion]	350,000	--	350,000	325,334	675,334
First and Second Preferred Shares	--	325,334	325,334	(325,334)	--
Shareholders' equity (deficiency)
Share capital and Warrants	368,996	(325,334)	43,662	--	43,662

Other information regarding the Plan [unaudited]

  The Plan should result in a forgiveness of indebtedness of approximately $1,100,000,000, for tax purposes, that is expected to reduce the Company's non-capital losses by approximately $140,000,000 and capital losses by approximately $960,000,000.

  Management is under the assumption that non-capital losses of approximately $2,000,000,000 and the undepreciated capital costs of depreciable property of approximately $310,000,000 of the new subsidiary created pursuant to the Plan, as described in note 1[b], should be preserved. The losses will expire in the years 2003 through 2008. The use of these losses will generally be restricted in future years to profits from the Microcell and similar businesses. The amounts of these tax attributes and the expiration dates may vary, as they are dependent on the Plan and valuation matters. The tax benefits of the losses and net deductible temporary differences have not been recorded in the unaudited pro forma balance sheet of Microcell.

  The long-term debt after giving effect to the Plan consists of Senior Secured Term Loans, in the aggregate amount of $350,000,000 which are divided into Tranche B Debt and Tranche C Notes as follows:

  Term loan [Tranche B Debt] consisting of a Canadian dollar Series in the amount of $100,000,000 and a US dollar Series with a principal amount equivalent to Canadian $200,000,000, bearing interest at the Tranche A Exit Facility's rate plus 0.5%, payable in quarterly installments starting in June 2003 and maturing in December 2008. The Tranche B Debt will be collateralized by a second lien on all assets post-reorganization, subject to customary exceptions and covenants. Reimbursements of Tranche B Debt are as follows: 2.5% of the principal amount in 2003; 3.33% in 2004; 3.33% in 2005; 5% in 2006; 5% in 2007; and 80.84% in 2008.

  Tranche C Notes in the amount of $50,000,000, bearing interest at 8.0% paid semi-annually at the Company's discretion [i] in cash; or [ii] accruing and compounding such interest semi-annually until paid, due on the tenth anniversary of the effective date of the Plan. Mandatory prepayments are as follows: amount remaining of any excess cash flow from operations and asset sales not previously applied [subject to customary exceptions], determined on an annual basis, to be applied first to pay accrued but unpaid interest and any balance to mandatory prepayments of principal, subject to maximum of 25% of principal amount in the aggregate [except as to major sales of assets] during the first five years. The Tranche C Notes will be collateralized by a third lien on all assets post-reorganization, subject to customary exceptions and covenants.

  In addition to the Tranche B Debt and the Tranche C Notes, the Company may borrow an amount between $25,000,000 and $75,000,000 as Tranche A Exit Facility in the form of a revolving credit loan with its terms to be negotiated with the lender(s) thereof. The Tranche A Exit Facility will be collateralized by a first lien on all assets post-effectiveness of the Plan, subject to customary exceptions and covenants.

  The authorized share capital after giving effect to the Plan would be as follows:

  An unlimited number of First Preferred Shares, issuable as First Preferred Voting Shares [convertible under certain conditions into First Preferred Non-Voting Shares or Class A Restricted Voting Shares] and First Preferred Non-Voting Shares [convertible under certain conditions into First Preferred Voting Shares or Class B Non-Voting Shares], with fixed, non-cumulative preferential dividends of 9% per annum, redeemable in cash at any time at the option of Microcell and mandatorily redeemable in cash or Class A Restricted Voting Shares and Class B Non-Voting Shares on the tenth anniversary of the effective date of the Plan, based on a redemption price equal to the issuance price per share plus a premium equivalent to the unpaid dividends;

  An unlimited number of Second Preferred Shares, issuable as Second Preferred Voting Shares [convertible under certain conditions into Second Preferred Non-Voting Shares or Class A Restricted Voting Shares] and Second Preferred Non-Voting Shares [convertible under certain conditions into Second Preferred Voting Shares or Class B Non-Voting Shares], with fixed, non-cumulative preferential dividends of 9% per annum, redeemable in cash at any time at the option of Microcell and mandatorily redeemable in cash or Class A Restricted Voting Shares and Class B Non-Voting Shares on the tenth anniversary of the effective date of the Plan, based on a redemption price equal to the issuance price per share plus a premium equivalent to the unpaid dividends;

  An unlimited number of Class A Restricted Voting Shares;

  An unlimited number of Class B Non-Voting Shares;

  2005 Warrants and 2008 Warrants;

  First Units consisting of [i] Subordinated Convertible 9% notes in an amount equal to the First Preferred Shares Redemption Price [with accrued and unpaid interest payable only at maturity] having the same terms and conditions as the First Preferred Shares [including as to the right to convert into Class A Restricted Voting Shares or Class B Non-Voting Shares and as to the application of Excess Cash Flow] and a term to maturity equal to the term to maturity of the First Preferred Shares [or remainder thereof, as the case may be] and [ii] a series of voting and non-dividend bearing First Preferred Shares or a series of non-voting and non-dividend bearing series of First Preferred Shares, as the case may be, redeemable at the redemption price of $0.0001 per share upon the repayment or the conversion of the notes related thereto. The First Units shall be senior in right of payment to the Second Units.

  Second Units consisting of [i] Subordinated Convertible 9% notes in an amount equal to the Second Preferred Shares Redemption Price [with accrued and unpaid interest payable only at maturity] having the same terms and conditions as the Second Preferred Shares [including as to the right to convert into Class A Restricted Voting Shares or Class B Non-Voting Shares and as to the application of Excess Cash Flow] and a term to maturity equal to the term to maturity of the Second Preferred Shares [or remainder thereof, as the case may be] and [ii] a series of voting and non-dividend bearing First Preferred Shares or a series of non-voting shares and non-dividend bearing series of Second Preferred Shares, as the case may be, redeemable at the redemption price of $0.0001 per share upon the repayment or the conversion of the notes related thereto. The Second Units shall be subordinate in right of payment to the First Units.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"], the more significant of which are outlined below. A reconciliation to accounting principles generally accepted in the United States ["US GAAP"] and to the accounting principles and practices required by the United States Securities and Exchange Commission ["SEC"] is shown in note 20.

Use of estimates

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Long-term investments

Consolidation

The consolidated financial statements include the results of operations of Microcell and all of its subsidiaries as well as its share of assets, liabilities, revenues and expenses of all joint ventures, if any, in which the Company participates. Intercompany transactions and balances are eliminated on consolidation.

Other

The Company accounts for investments in which it exercises significant influence using the equity method. Other investments are accounted for at cost. The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and a provision for loss in value is recorded when a decline in value below the carrying amount is considered to be other than temporary.

Revenue recognition

Monthly access charges are billed in advance and recognized when the services are provided and collection is reasonably assured. Airtime charges are recognized as revenue when provided. Sales of handsets and related equipment are recognized when goods and services are delivered and collection is reasonably assured. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to dealers, the revenue for the airtime is measured at the face value of the time sold, when services are provided. Commissions to dealers are classified within cost of products and services.

Advertising costs

Advertising costs are expensed as incurred.

Cash equivalents

Cash equivalents are short-term, highly liquid, held-to-maturity, investment-grade debt securities with maturities of 90 days or less from the date of purchase.

Short-term investments

Short-term investments consist of highly liquid, held-to-maturity, investment-grade debt securities, such as term deposits, commercial paper and similar instruments, with maturities greater than 90 days but not exceeding twelve months. Short-term investments are accounted for at the lower of cost and market value.

Marketable securities

Marketable securities are recorded at the lower of cost and fair market value.

Inventories

Inventories consist of handsets, Subscriber Identity Module ["SIM"] cards and accessories held for resale, and are stated at the lower of cost [on a first-in, first-out basis] and replacement cost.

Capital assets

Capital assets are recorded at cost. The PCS network includes direct costs such as equipment, material, labor, engineering, site development, interest incurred during the network buildout, depreciation of capital assets used in connection with the construction of the network, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service. Depreciation starts when the assets are in service, and is provided on a straight-line basis over their estimated useful lives as follows:
PCS network-Switches	10 years
PCS network-Base stations	5 years
Computer hardware and software	3 years
Application hardware and software	5 years
Office furniture and equipment	5 years
Leasehold improvements	Term of the related leases

The costs of maintenance and replacement of minor items of capital assets are charged to maintenance expense. Renewals and improvements are capitalized.

Intangible assets

Intangible assets consist of the Company's PCS and MCS licenses. The Company has determined that both licenses have an indefinite useful life. Therefore no amortization is calculated but these intangible assets are tested for impairment on an annual basis. As disclosed in note 7, an impairment charge was recorded for the MCS licenses in 2002. The annual licensing fees are charged to expense as incurred.

Derivative instruments

Derivative financial instruments are utilized to reduce foreign currency and interest rate risk on the Company's debt. The Company does not enter into financial instruments for trading or speculative purposes.

The Company's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument. The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the principal amount and the interest rate basis in the instruments all match the terms of the debt instrument being hedged.

Interest rate swap agreements are used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Foreign currency swap agreements are used to manage exchange rate exposures relating to certain debt instruments denominated in foreign currencies. Foreign currency swap agreements are designated as hedges of firm commitments to pay interest and principal on the foreign currency denominated debt, which would otherwise expose the company to foreign currency risk. Translation gains and losses on the principal swapped are offset by corresponding translation losses and gains on the related foreign currency denominated debt.

Gains and losses on terminations of interest rate and foreign currency swap agreements or on termination of the Company's designation of the hedging relationship are deferred under deferred gain or loss on financial instruments on the balance sheet and amortized as an adjustment to foreign exchange loss (gain) over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statement of loss at the time of extinguishment.

Financing costs

The costs of obtaining debt financing are deferred and amortized over the life of the debt to which they relate. The costs of issuing equity are recorded as a reduction of the item to which they relate.

Stock option plans

The Company has stock option plans, which are described in note 12. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

Income taxes

The Company follows the liability method of accounting for income tax allocation. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax assets or liabilities are expected to be realized or settled. Deferred income tax assets, net of an appropriate valuation allowance, are recognized only to the extent that management believes it to be more likely than not that the assets will be realized.

Research and development

Research costs are charged against income in the year of expenditure. Development costs are charged against income in the year of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Foreign currency

The Company's currency of measurement [functional currency] is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the period-end. Revenues and expenses denominated in foreign currencies are translated at the rates of exchange prevailing on the transaction dates. Realized and unrealized gains and losses on currency transactions are included in income as they arise.

Earnings (loss) per share

Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Basic earnings (loss) per share is calculated using the weighted average number of Common Shares, Class A Non-Voting Shares, Class B Non-Voting Shares and the total number of initial warrants exercisable for little or no cash consideration outstanding at the end of the period as if the warrants had been converted at the beginning of the period. Diluted earnings (loss) per share are calculated taking into consideration the effect of the exercise of securities which have a dilutive effect. As outlined in note 13, the number of shares used in calculating both basic and diluted earnings (loss) per share was adjusted retroactively as a result of the rights offering completed in 2001.

Recent developments

The Canadian Institute of Chartered Accountants ["CICA"] recently issued Section 3063, Impairment of Long-Lived Assets. This Section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. The new standard replaces requirements on the write-down of assets previously contained in Section 3061, Property, Plant and Equipment and is effective for 2004. The Company is currently assessing the new standards and the impact that adoption will have on its consolidated financial statements. Similar requirements were also issued in the United States under Statement of Financial Accounting Standard No. 144.

In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships ["AcG-13"]. AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company currently documents all hedging relationships on an ongoing basis.

3. CHANGE IN CANADIAN ACCOUNTING POLICIES

Revenue recognition

Effective January 1, 2002, the Company adopted, for both Canadian and U.S. GAAP, on a retroactive basis, the provisions set forth in the Financial Accounting Standards Board's Emerging Issues Task Force [the "Task Force"] issue 01-9 Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products [EITF 01-9]. The consensus reached by the Task Force indicates that a cash consideration [including a sales incentive] given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenues. Previously, these considerations were presented as marketing expenses with the corresponding amount as revenues. For the years ended December 31, 2002, 2001 and 2000, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $20,941,000, $19,347,000 and $22,827,000 respectively. The adoption of EITF 01-9 did not have an effect on the Company's net loss, operating measures or cash flows.

Stock-based compensation and other stock-based payments

Effective January 1, 2002, the Company adopted the standard set forth in Section 3870 of the CICA Handbook entitled Stock-based Compensation and Other Stock-based Payments. As permitted by Section 3870, the Company has applied this change prospectively for new stock options granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. Direct awards of stock to employees and stock and stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. No such awards were granted in 2002. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock on the grant date, and the fair value of stock options is determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method [see note 12].

Goodwill and other intangible assets

Intangible assets consist of the Company's PCS and MCS licenses. Effective January 1, 2002, the Company adopted the new standard set forth in Section 3062 of the Canadian Institute of Chartered Accountants' [CICA] Handbook entitled Goodwill and Other Intangible Assets, to be applied on or after January 1, 2002. Under the new standard, goodwill and other indefinite-life intangible assets are no longer amortized but tested for impairment on an annual basis. The excess of the carrying amount over the fair value is charged to earnings. The Company has determined that the PCS license it has been awarded has an indefinite useful life. Therefore, pursuant to Section 3062 of the CICA Handbook, the Company will not amortize this PCS license until it determines that the PCS license has a finite life. The impact on the consolidated financial statements has been a reduction of the annual amortization of the PCS license in the amount of $140,000. As disclosed in note 7, an impairment charge was recorded for the MCS licenses in 2002. The annual licensing fees are charged to expense as incurred.

Foreign exchange gains and losses

Effective in 2001, the Company has retroactively adopted the new accounting recommendations with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: For 2001, total assets decreased by $16,584,000, deficit increased by $16,584,000, and loss per share increased by $0.01. For 2000, total assets decreased by $15,331,000, deficit increased by $15,331,000, and loss per share increased by $0.19.

4. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES
	2002 $	2001 $
Short-term investments	83,181	158,443
Marketable securities	164	1,081
	83,345	159,524

During 2002, the Company reduced the value of its marketable securities to their net estimated realizable value. Accordingly, non-cash charges of $343,000 were recorded in 2002 [$5,066,000 in 2001 and $225,716,000 in 2000].

5. RECEIVABLES
	2002 $	2001 $
Trade receivables	83,814	95,587
Allowance for doubtful accounts	(14,885)	(10,717)
Taxes receivable	2,866	211
Interest receivable	18	892
	71,813	85,973

Bad debt expenses for the twelve months ended December 31, 2002 amounted to $32,306,000 [$16,133,000 for 2001 and $11,297,000 for 2000].

6. CAPITAL ASSETS
	2002		2001
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
			[Restated - note 3]
PCS network
Switches	533,511	199,433	474,994	124,984
Base stations	608,894	400,190	572,820	302,989
Computer hardware and software	26,426	22,432	26,444	18,609
Application hardware and software	198,215	110,413	171,027	61,522
Office furniture and equipment	32,588	23,196	31,250	18,338
Leasehold improvements	26,912	15,236	24,055	10,100
	1,426,546	770,900	1,300,590	536,542
Accumulated depreciation	(770,900)		(536,542)
Net carrying value	655,646		764,048

The PCS network includes both PCS network construction in progress, amounting to $1,036,000 in 2002 [$10,867,000 in 2001], and PCS network in service.

During 2002, the Company wrote down the value of certain of its capital assets to their net recoverable amount. Accordingly, the depreciation and amortization for the year ended December 31, 2002 included write-downs of $31,351,000 related to the network and application software in the PCS segment and $5,940,000 related to the portal in the Wireless Internet segment.

7. INTANGIBLE ASSETS

	2002 $	2001 $
PCS Licenses	2,727	2,727
MCS Licenses	--	223,399
	2,727	226,126

In 2001, the Company acquired for $150,000,000 the 50% share in Inukshuk owned by Look Communications Inc., a company controlled, at that time, by a major shareholder of Microcell. This brought the Company's total ownership interest in Inukshuk to 100%. The only asset in Inukshuk is a License for spectrum in the 2500 MHz range from Industry Canada [the "MCS Licenses"] that can be used to build a high-speed Internet protocol-based data network using MCS technology in 12 out of 13 regional service areas across Canada. However, the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. The estimated deferred tax liabilities related to the MCS Licenses, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, was included in the cost of the MCS Licenses.

In the second quarter of 2002, the Company wrote down the value of the MCS licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223,399,000 has been recorded in 2002. A related deferred income tax recovery of $72,896,000 was also recorded.

8. LONG-TERM INVESTMENTS
	2002 $	2001 $
Long-term investments, at equity	9,898	24,051
Long-term investments, at cost	773	10,932
	10,671	34,983

The Company, through Microcell Capital, has long-term investments accounted for at equity and at cost. The Company has committed to invest, in the form of a subscription for units, US$10,000,000 in Argo II: the Wireless Internet Fund Limited Partnership ["Argo II"] and, as of December 31, 2002, US$5,500,000 had been paid [US$4,500,000 as at December 31, 2001]. During 2002, the Company was asked to contribute an additional US$500,000, as part of its original commitment. The Company asked for a grace period to pay its capital contribution and Argo II's general partner agreed to postpone the payment until the end of the Company's recapitalization. This investment has been reduced to its estimated fair value of nil as at December 31, 2002.

In light of management estimates and based on the decline in market conditions for high-technology companies during 2002, the Company reduced the value of certain other investments to their net estimated realizable value. Accordingly, non-cash charges of $11,805,000 were recorded in 2002 [$28,027,000 in 2001 and $22,620,000 in 2000]. In addition, the Company recorded its share of net income (loss) in its equity investments, resulting in net losses of $13,212,000 and $5,282,000 in 2002 and 2001 respectively, and net income of $20,573,000 in 2000.

During 2000, the Company sold its equity investment in saraide.com inc. ["Saraide"] to InfoSpace and received in exchange 2,281,326 InfoSpace shares [stock-split adjusted] and an interest of 4.3% in the new company created by InfoSpace following this transaction ["Saraide, Inc."], recorded at-cost by the Company. The resulting gain of $291,942,000, net of income taxes, and the corresponding deferred tax liabilities of $108,653,000, were recorded at the time of the transaction. With respect to benefits from previously unrecognized losses and temporary differences, a corresponding tax asset of $108,653,000 was also recognized. Following this transaction, 961,894 InfoSpace shares were sold in 2000, at an average price of US$61.19, resulting in a loss on disposal of $6,835,000.

9. DEFERRED CHARGES AND OTHER ASSETS
	2002 $	2001 $
Deferred financing costs	--	8,300
Derivative instruments	--	25,029
Other	1,664	11,281
	1,664	44,610

In conjunction with the new Tranche F of the senior secured term loans [see note 11], the Company paid, in 2002, $19,742,000 of financing costs which are being deferred and amortized over the term of the loan.

On July 15, 2002, the Company decided to unhedge the 2009 Notes and de-designate, for accounting purposes, the cross-currency swap on the principal balance of the 2009 Notes in the amount of US$270,000,000. On that day, the Company terminated US$220,000,000 of the US$270,000,000 hedging agreements, generating net proceeds of $28,914,000 and a deferred gain of $17,778,000. A deferred gain of $3,298,000 was also generated on the remaining cross-currency swap [US$50,000,000]. These deferred gains are being amortized over the remaining life of the 2009 Notes.

In November 2002, the Company terminated US$20,000,000 of the remaining US$50,000,000 cross-currency hedging agreements and its two interest rate swaps on Tranches C and D of the senior secured loans. These terminations generated net proceeds of $1,957,000, a deferred loss on the interest rate swaps of $2,398,000, which is being amortized over the remaining life of the senior secured loans covered by the hedging agreements and a gain on financial instruments of $2,267,000 on the cross-currency swap representing the appreciation in the fair market value of this swap since the date of its de-designation. In December 2002, all the remaining hedging agreements of the Company [US$30,000,000 cross-currency swap and its two interest rate swaps on Tranches A and B of the senior secured loans] were terminated and generated a net payable to the counterparties of $9,370,000, a deferred loss on the interest rate swaps of $15,600,000 which is being amortized over the remaining life of the senior secured loans covered by the hedging agreements and a gain on financial instruments of $3,193,000 on the cross-currency swap representing the appreciation in the fair market value of this swap since the date of its de-designation.

The net gain on financial instruments of $6,570,000 includes the gains mentioned above as well as the amortization of the deferred gains generated by the appreciation in the fair market value of the cross-currency swap before its de-designation as a hedging instrument [$1,404,000] and to the amortization of the deferred losses generated by the termination of the interest rate swaps [$294,000].

The Company wrote down $18,915,000 of deferred financing costs, $17,704,000 of deferred loss on financial instruments and $19,672,000 of deferred gain on financial instruments for a net total of $16,947,000 all of which related to the long-term debt in default [see note 1].

In addition, the Company wrote down $3,938,000 of deferred charges with respect to certain development projects.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES - OTHER
	2002 $	2001 $
Accrued interest	64,055	8,283
Accounts payable - trade	33,135	29,993
Accounts payable - capital assets	5,858	11,264
Wages and benefits	11,355	26,919
Provisions and others	17,903	29,875
	132,306	106,334

11. LONG-TERM DEBT
	2002 $	2001 $
Senior Secured Term Loans	590,048	504,403
Series B Senior Discount Notes due 2006, interest payable semi-annually beginning June 1, 2002	659,394	665,747
Series A and B Senior Discount Notes due 2007, interest payable semi-annually beginning April 15, 2003	429,443	385,383
Series B Senior Discount Notes due 2009, interest payable semi-annually beginning December 1, 2004	357,638	321,364
Other	3,655	26,674
	2,040,178	1,903,571
Less current portion of principal	(7,500)	(16,523)
	2,032,678	1,887,048

The details on the Company's long-term debt and contractual repayments as at December 31, 2002 and 2001 are disclosed without taking into consideration the Plan as discussed in note 1, except that the current portion of long-term debt is equivalent to the current portion of the new debt contracted on the implementation date of the plan.

The minimum contractual payments of long-term debt for the next five years are as follows: $59,882,000 in 2003; $68,575,000 in 2004; $81,325,000 in 2005; $948,396,000 in 2006; and $520,707,000 in 2007.

Senior Secured Loans

The Senior Secured Loans are divided into Senior Secured Revolving Credit Loans and Senior Secured Term Loans as follows:

Senior Secured Revolving Credit Loans

In conjunction with the senior secured lenders' approval of the Plan [see note 1], the senior secured lenders and the Company mutually agreed, in December 2002, to terminate the senior secured revolving credit facility.

Senior Secured Term Loans

Tranche A

Term Loan of $151,200,000, bearing interest at the prime rate plus 1% [1.5% in 2001] or Bankers' Acceptance rate plus 2% [2.5% in 2001], payable in quarterly installments starting in June 2002 and maturing in December 2005. The floating interest rate was swapped to a fixed rate of 5.65% on $75,600,000 of the principal outstanding until December 2005. On the remaining balance of $75,600,000, the Company has swapped the floating interest to a fixed range of rates [4.83% to 5.93%]. As at December 31, 2002, these hedging agreements are terminated [see note 9].

Tranche B

Term Loan of US$50,923,411, bearing interest at the U.S. base rate plus 2% or the U.S. LIBOR rate plus 3%, payable in quarterly installments starting in June 2002 and maturing in March 2006. The floating interest rate was swapped on the full amount to a fixed rate of 5.87% to March 1, 2006. As at December 31, 2002, this hedging agreement is terminated [see note 9].

Tranche C

Term Loan of $18,800,000 bearing interest at the prime rate plus 1% [1.5% in 2001] or Eurocanadian plus 2% [2.5% in 2001], payable in quarterly installments starting in June 2002 and maturing in December 2005. The floating interest rate was swapped on the full amount to a fixed rate of 5.6% to December 30, 2005. As at December 31, 2002, this hedging agreement is terminated [see note 9].

Tranche D

Term Loan of $34,200,000, bearing interest at the prime rate plus 1% [1.5% in 2001] or Eurocanadian plus 2% [2.5% in 2001], payable in quarterly installments starting in September 2002 and maturing in December 2005. The floating interest rate was swapped on the full amount to a fixed rate of 5.63% to December 30, 2005. As at December 31, 2002, this hedging agreement is terminated [see note 9].

Tranche E

Term Loan of US$137,551,000, bearing interest at the U.S. base rate plus 2.25% or the U.S. LIBOR rate plus 3.25%, payable in quarterly installments starting in June 2002 and maturing in March 2006.

Tranche F

Term Loan of US$62,920,783, bearing interest at the U.S. base rate plus 2.5% or the U.S. LIBOR rate plus 3.5%, payable in quarterly installments starting in March 2003 and maturing in February 2007.

As of December 31, 2002 and 2001, the full amounts were drawn on all Tranches of the Senior Secured Term Loans. Contractual repayments of Tranches A, B, C, D, E and F up to 2007 are as follows:
	Tranches
	A % of principal amount	B Equivalent to C$	C % of principal amount	D % of principal amount	E % of principal amount	F Equivalent to C$
2003	25.0%	750	25.0%	20.0%	2,000	2,000
2004	30.0%	750	30.0%	37.5%	2,000	2,000
2005	37.5%	750	37.5%	37.5%	2,000	2,000
2006	--	Balance outstanding	--	--	Balance outstanding	2,000
2007	--	--	--	--	--	Balance outstanding

The Senior Secured Loans are collateralized by debentures of $1,100,000,000, issued by Microcell Telecommunications Inc., Microcell Solutions Inc., and Microcell Connexions Inc. under trust deeds. The debentures are collateralized by a first ranking security interest in all property and assets of these companies.

As of December 31, 2002 and 2001, the interest and foreign exchange rates were as follows:
	2002%	2001%
Prime rate	4.50	4.00
Bankers' Acceptance rate	2.84	2.07
U.S. base rate	4.25	4.75
U.S. LIBOR rate	1.38	1.88
Eurocanadian rate	2.83	2.10
Closing exchange rate in U.S. dollars per C$1.00	0.6339	0.6278

Senior Discount Notes

Series B Senior Discount Notes due 2006

The unsecured Senior Discount Notes due 2006 consist of 417,973 Units, each Unit consisting of US$1,000 at maturity, 14% Series B Senior Discount Notes due on June 1, 2006 and four initial warrants each to purchase 2.1899 Class B Non-Voting Shares for gross proceeds of $273,321,000 [US$200,000,081].

Series A and Series B Senior Discount Notes due 2007

The unsecured Senior Discount Notes due 2007 consist of $429,443,000, 11 1/8% Series A and B Senior Discount Notes due on October 15, 2007, for gross proceeds of $250,000,000.

Series B Senior Discount Notes due 2009

The unsecured Senior Discount Notes due 2009 consist of US$270,000,000, 12% Series B Senior Discount Notes due on June 1, 2009, for gross proceeds of $221,196,000 [US$150,473,700]. The Company entered into a cross-currency swap agreement to manage its exposure to foreign exchange rate fluctuations on the principal at a rate of 1.47. The duration of the cross-currency swap corresponded to that of the Senior Discount Notes due 2009. The cross-currency swap agreement was secured by the debentures issued to secure the Senior Secured Loans. As at December 31, 2002, this hedging agreement is terminated [see note 9].

Interest and redemption rights

The Senior Discount Notes were sold at a substantial discount from their principal amount, and cash interest started to accrue on December 1, 2001 for the Senior Discount Notes due in 2006, on October 15, 2002 for the Senior Discount Notes due in 2007 and will begin to accrue on June 1, 2004 for the Senior Discount Notes due in 2009.

On or after specific dates, the Company may redeem the Senior Discount Notes, in whole or in part, at any time, at the following redemption prices [expressed as percentages of principal amounts at maturity] plus accrued and unpaid cash interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on the redemption starting date of each year set forth in the following table:

Senior Discount Notes Due	2006	2007	2009
Redemption Date	December 1	October 15	June 1
	%	%	%
2003	102.333	102.781	--
2004	100.000	100.000	108.000
2005	100.000	100.000	107.000
2006	100.000	100.000	106.000
2007	--	100.000	105.000
2008 and 2009	--	--	100.000

Covenants

Under the long-term debt agreements discussed above, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios, including debt and capital ratios, EBITDA levels, as defined, and subscriber and revenue levels.

As of December 31, 2002 the Company was not in compliance with certain of these covenants and as such all the long-term debt is in default [see note 1].

12. SHARE CAPITAL

Authorized

Unlimited number of Common Shares, each of which may, at any time, at the holder's option, be converted into one Class B Non-Voting Share or into one Class A Non-Voting Share, if necessary, to comply with the restrictions on non-Canadian ownership and control.

Unlimited number of participating Class A Non-Voting Shares, each of which may, at any time, at the holder's option, be converted into one Class B Non-Voting Share or into one Common Share, to the extent that the Company does not cease to comply with the restrictions on non-Canadian ownership and control as a result.

Unlimited number of participating Class B Non-Voting Shares.

Unlimited number of Non-Voting First Preferred Shares issuable in one or more series.

Issued and paid
	Common Shares		Class A Non-Voting Shares		Class B Non-Voting Shares		Total
	Number	$	Number	$	Number	$	$
Balance as of December 31, 1999	32,780,071	87,698	--	--	22,141,195	239,901	327,599
Issued	--	--	9,755,001	395,066	242,043	1,837	396,903
Converted	(1,114,796)	(3,023)	(165,001)	(589)	1,279,797	3,612	--
Exercise of warrants	--	--	--	--	497,607	3,548	3,548
Balance as of December 31, 2000	31,665,275	84,675	9,590,000	394,477	24,160,642	248,898	728,050
Issued	--	--	60,496	191	174,696,663	439,130	439,321
Converted	(4,033,738)	(10,787)	(60,496)	(191)	4,094,234	10,978	--
Exercise of warrants	--	--	--	--	--	--	--
Balance as of December 31, 2001	27,631,537	73,888	9,590,000	394,477	202,951,539	699,006	1,167,371
Issued	--	--	--	--	--	--	--
Converted	--	--	--	--	--	--	--
Exercise of warrants	--	--	--	--	43,372	307	307
Balance as of December 31, 2002	27,631,537	73,888	9,590,000	394,477	202,994,911	699,313	1,167,678

In January 2001, Microcell completed a public offering of 2,032,659 Class B Non-Voting Shares, and its two major shareholders concurrently purchased a further 1,671,045 Class B Non-Voting Shares, at the offering price. This offering generated net proceeds of $97,100,000.

In November 2001, Microcell issued rights, to all existing Common shareholders, Class A Non Voting shareholders, Class B Non-Voting shareholders and warrants holders, to subscribe for an aggregate of 122,955,459 Class B Non-Voting Shares at the offering price of $2.05 per share. Concurrently with this offering, two major financial institutions acquired, by way of a private placement, 30,000,602 Class B Non-Voting Shares, at the offering price, and Microcell's major shareholders purchased a further 18,032,012 Class B Non-Voting Shares, also at the offering price. The offering generated net proceeds of approximately $244,000,000. In addition, the options to acquire 30,000,602 and 18,032,012 Class B Non-Voting Shares were exercised, generating additional net proceeds of approximately $98,000,000. These options have a fair value of $33,528,878 and were accounted for at issuance as issue fees and were presented as a reduction of share capital and an increase in paid-in capital. On exercise of the options, the additional paid-in capital was transferred to share capital.

Employee stock purchase plan

The Company has a stock purchase plan for its employees under which participants can contribute up to 10% of their salary. Microcell makes a contribution in shares for the benefit of the participant equal to one-third the number of shares purchased with the participant's contribution during the year [up to 5% of the participant's salary]. Microcell's contribution is executed only if, on the measurement date [which, for each year, is June 30 of the following year], the participant is still an employee of the Company and still holds the shares purchased with their contributions during the year. Microcell may choose to make its contribution in treasury shares [250,000 Class B Non-Voting Shares have been reserved for issuance] or to deposit with the Administrative Agent a sufficient amount of money to enable the Administrative Agent to purchase the appropriate number of shares in the market. As of December 31, 2002, 4,886 of the reserved shares [4,886 in 2001] were issued under this stock purchase plan. Under the Plan described in note 1, this plan will be cancelled.

Stock option plans

On October 6, 1997, the Board of Directors of Microcell established a stock option plan for employees, officers and directors of the Company, as designated by the Board of Directors. As at December 31, 2002, the stock option plan authorizes the issuance of up to 19,000,000 class B non-voting shares of Microcell pursuant to options granted under the stock option plan [5,900,000 as of December 31, 2001]. The Board may amend, supersede or terminate the stock option plan.

The stock option plan is administered by the Board, which has sole discretion to designate the recipients of options and to determine the number of class B non-voting shares of Microcell covered by each of such options, the date of grants and the subscription price of each option. Any options granted under stock option plan before July 1, 2001 shall become exercisable in whole or in part as to 25% of the option on each of the second, third, fourth and fifth anniversary of the date of the grant. Any options granted under the stock option plan after July 1, 2001 shall become exercisable in whole or in part as to 25% of the option on each of the first, second, third and fourth anniversary of the date of the grant. An option granted under the stock option plan expires on the seventh anniversary of the date of the grant and is non-transferable. Each participant in the stock option plan may receive no more than one grant of class B non-voting shares of Microcell per year not exceeding a defined number determined by the Board.

The stock option plan replaces the stock option plan for senior executives and key employees adopted on June 23, 1994 [the "Predecessor Plan"], but does not revoke options to purchase Class A Non-Voting Shares of Microcell granted thereunder. The Predecessor Plan is subject to an undertaking of the recipients not to convert the Class A Non-Voting Shares acquired pursuant thereto into Common Shares until Microcell's Common Shares are listed on a stock exchange, or until there is an offer to purchase more than 50% of the Common Shares and the holders of the Common Shares have signified their intention to accept such a takeover bid. All options were granted at an exercise price equivalent to the estimated fair value of the underlying shares at the date of the grant. During 2001, certain options were granted with the guarantee that they would reach a certain value. Such options were cancelled in 2002. Consequently, the Company no longer has a contingent liability under such options.

Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes option pricing model with the following assumptions for 2002: weighted-average risk-free interest rates of 3.0% [3.0% in 2001]; dividend yields of 0% [0% in 2001]; weighted-average volatility factors of the expected market price of the Company's Class B Non-Voting Shares of 107.9% [89.8% in 2001]; and a weighted-average expected life of the options of 5.5 years [5.5 years in 2001]. For purposes of pro forma disclosures, the estimated fair value of the options at the grant date is amortized to expense over the options' vesting periods.

Considering all options issued since the beginning of the Company's stock option plans, the Company's pro forma net loss would be increased by $2,228,000, $6,155,000 and $2,477,000 for the years ended December 31, 2002, 2001 and 2000 respectively. Basic and diluted loss-per-share figures would be increased by $0.01, $0.06 and $0.03 respectively.

Under the Plan described in note 1, this plan will be cancelled.

A summary of the status of the Company's stock option plans as of December 31, 2002 and 2001, and changes during these years are presented below:

	Options to purchase Class A Non-Voting Shares		Options to purchase Class B Non-Voting Shares
	Number of options	Weighted- average exercise price	Number of options	Weighted-average exercise price
		[in dollars]		[in dollars]
Balance as of December 31, 2000	150,507	7.49	1,844,800	23.01
Granted	--	--	5,872,296	5.93
Exercised	(60,496)	3.19	--	--
Forfeited	(1,029)	10.40	(164,764)	25.34
Balance as of December 31, 2001	88,982	10.40	7,552,332	9.68
Granted	--	--	386,663	0.88
Exercised	--	--	--	--
Cancelled	--	--	(1,024,109)	2.80
Forfeited	(23,281)	10.40	(2,178,233)	11.09
Balance as of December 31, 2002	65,701	10.40	4,736,653	9.80

The following table summarizes information about stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable
Range of exercise prices	Number outstanding as of December 31, 2002	Weighted- average remaining life	Weighted- average exercise price	Number exercisable as of December 31, 2002	Weighted- average exercise price
Class A Non-Voting Shares			[in dollars]		[in dollars]
$10.00 to 11.00	65,701	0.7 year	10.40	65,701	10.40
Class B Non-Voting Shares [in dollars]
$0.55 to $1.99	305,685	6.4 years	0.55	--	--
$2.00 to 4.00	2,258,124	6.0 years	3.07	985,696	3.09
$11.00 to 13.00	1,014,546	5.3 years	11.52	300,048	11.49
$13.01 to 16.00	680,164	2.5 years	13.72	531,232	13.72
$28.00 to 39.00	235,744	5.0 years	33.56	44,244	30.84
$40.00 to 49.00	242,390	4.7 years	42.89	67,058	43.08
$0.55 to $49.00	4,736,653	5.3 years	9.80	1,928,278	9.35

Warrants
	2002 $	2001 $
115,700 initial warrants [135,700 in 2001]	1,844	2,163
Issue costs	(74)	(86)
	1,770	2,077

The warrants issued as part of the Units described in note 11 expire in June 2006. The initial warrants are each exercisable for 2.1899 Class B Non-Voting Shares at an exercise price of US$0.01 per share. During the year, 20,000 warrants were exercised and resulted in the net issuance of 43,372 Class B Non-Voting Shares [nil in 2001].

13. LOSS PER SHARE

The rights issue completed in 2001 contained a bonus element and was offered to all existing shareholders. As a result, basic and diluted loss per share were adjusted retroactively for all periods presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for all periods presented prior to the rights issue is the weighted-average number of shares outstanding for those periods, multiplied by a factor of 1.5035.

The reconciliation of the numerator and denominator for the calculation of loss per share is as follows:
	2002	2001	2000
	$	$	$
Net loss	570,501	498,485	268,427
Weighted-average number of shares outstanding	240,204	108,915	63,724
Shares issuable pursuant to exercise of initial warrants	253	297	291
Number of shares for basic loss per share calculation	240,457	109,212	64,015
Adjustment factor	--	--	1.5035
Adjusted number of shares for basic loss per share calculation	240,457	109,212	96,247
Additional shares for diluted loss per share calculation	--	3,312	997
Adjusted number of shares for diluted loss per share calculation	240,457	112,524	97,244
Basic and diluted loss per share [dollars]	2.37	4.56	2.79

Basic and diluted losses per share are identical, as the effect of the dilutive securities are antidilutive.

14. RELATED PARTY TRANSACTIONS

In addition to the related party transactions disclosed elsewhere in these financial statements, the Company has entered into transactions with shareholders, companies under common control, joint ventures and equity-accounted companies. These transactions are undertaken in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These transactions consist primarily of the purchase or sale by the Company of engineering, telecommunications, development and management services or equipment. The effect on the consolidated financial statements is as follows:

	2002	2001	2000
	$	$	$
Costs capitalized to capital assets and deferred charges	--	5,165	5,122
Cost of products and services	3,007	6,965	4,117
General and administrative services	304	562	507
Selling and marketing	--	225	--
Equipment sales and service revenues	4,698	5,470	1,940
Equipment purchase	224	192	--
Net gain on asset disposal	--	--	860
Interest revenue	--	--	89

15. RESTRUCTURING CHARGES

In 2002, the Company laid off approximately 350 employees [approximately 200 in 2001] to adjust its work force to the requirements of its operating plan. The restructuring charges of $7,494,000 recorded in 2002 [$5,226,000 in 2001] relate primarily to severance payments to the employees laid off. These measures were the result of increased productivity from the consolidation of certain administrative and operating support services, and the suspension of certain projects due to difficult financial market conditions.

As at December 31, 2002, the remaining balance of the restructuring provision was $1,036,000 [$2,314,000 as at December 31, 2001]. This provision is comprised of unpaid severance payments to employees laid off.

16. INCOME TAXES

Significant components of the income tax benefit consist of the following:

	2002	2001	2000
	$	$	$
Current income tax expense before the following:	80,484	40,101	6,676
Tax benefit of previously unrecognized losses and temporary differences	(78,860)	(37,857)	(5,223)
Current income tax expense	1,624	2,244	1,453
Deferred income tax recovery related to reversal of temporary differences	(73,519)	(3,966)	--
Deferred income tax recovery of previously unrealized losses and temporary differences	--	--	(116,968)
Income tax benefit	(71,895)	(1,722)	(115,515)

The reconciliation of income tax computed at the statutory tax rates to the income tax benefit is as follows:

	2002	2001	2000
	$	$	$
Income tax benefit based on the combined statutory income tax rate of 32% [33% in 2001 and 37.5% in 2000]	(205,567)	(165,068)	(143,978)
Tax effect of acquired assets	--	--	(71,384)
Non-taxable portion of capital items	3,665	14,596	(28,926)
Unrecognized tax benefits of losses and temporary differences	210,063	187,376	130,744
Tax benefit of previously unrecognized losses and temporary differences	(78,860)	(37,857)	(5,223)
Large corporations tax	1,624	2,244	1,453
Other	(2,820)	(3,013)	1,799
Income tax benefit	(71,895)	(1,722)	(115,515)

As of December 31, 2002, the Company had net operating losses carried forward for income tax purposes that expire as follows: 2003, $98,000,000; 2004, $211,500,000; 2005, $217,800,000; 2006, $57,900,000; 2007, $266,000,000; 2008, $288,000,000; 2009, $364,000,000. In addition, the Company had approximately $760,000,000 of deductible temporary differences.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 are as follows:
	2002	2001	2000
	$	$	$
Deferred income tax liabilities:
Accounting values of capital assets in excess of tax values	--	84,347	9,530
Accounting values of marketable securities and investments in excess of tax values	--	--	20,599
Deferred charges and other	873	4,646	3,223
Total deferred income tax liabilities	873	88,993	33,352
Deferred income tax assets:
Tax values of marketable securities and investments in excess of accounting values	4,568	952	--
Operating losses carried forward	481,105	416,288	411,300
Tax values of capital assets in excess of accounting values	162,806	147,507	112,711
Provisions and other temporary differences	83,576	71,975	52,443
Total deferred income tax assets	732,055	636,722	576,454
Valuation allowance	(731,182)	(621,248)	(547,691)
Net deferred income tax assets	873	15,474	28,763
Net deferred income tax liabilities	--	73,519	4,589

17. COMMITMENTS

In addition to the commitments disclosed elsewhere in these financial statements, the aggregate minimum annual payments under operating leases related to sites, switch rooms, offices and stores are as follows:
$
2003	30,472
2004	28,058
2005	24,313
2006	17,467
2007	14,238
Subsequent to 2007	40,563
155,111

Rental expenses for the twelve months ended December 31, 2002 amounted to $29,682,000 [$29,540,000 for 2001 and $23,258,000 for 2000]. As of December 31, 2002, the Company had outstanding letters of guarantee for an aggregate amount of $4,337,000 [$1,175,000 as of December 31, 2001].

By letter dated March 29, 2001, Industry Canada renewed the Company's PCS License for a term of five years expiring on March 31, 2006. The conditions attached to the renewed term of the PCS License remained unchanged from those of the initial term. However, Industry Canada also indicated as part of the PCS License renewal its intention to initiate a review of the cellular and PCS license terms, fees and conditions. Industry Canada has the power to make amendments to the existing terms and conditions of license and fee structure.

The existing PCS License conditions require Connexions to: [i] substantially meet the deployment plan contained in its initial license application and offer a reasonable level of service in all regions of Canada; [ii] substantially honor the research and development commitments made in its initial license application, and at a minimum invest an average of two percent of adjusted gross revenue from its PCS activities on PCS-related research and development, as defined by Revenue Canada, averaged over the course of the PCS License term; [iii] substantially honor all other commitments made in its detailed application; [iv] comply with the Canadian Ownership and Control Provisions and notify the Minister of any change that would materially affect its ownership or control in fact, such notice to be given in advance for transactions known to the Company; [v] submit annual reports indicating, among other things, continued compliance with the PCS License conditions; [vi] from the inception of service, provide for and maintain lawful interception capabilities as authorized by law, unless forborne from so doing; [vii] comply with the transition policy and relocation procedure for the relocation of incumbent microwave stations; [viii] offer PCS resale throughout its service area to PCS licensees on a non-discriminatory basis; [ix] comply with the provisions set out in the Interim Sharing Agreement between Industry Canada and the Federal Communications Commission of the United States concerning the use of the 2 GHz frequency range; and [x] obtain site specific authority prior to installing or operating any 2 GHz PCS base station. As at December 31, 2002, the Company is in compliance with the PCS License conditions.

18. FINANCIAL INSTRUMENTS

Credit risk

The concentration of credit risk related to cash, cash equivalents, short-term investments and marketable securities is limited because the securities held in the portfolio relate to a large number of issuers. The Company has a limited amount of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. As disclosed elsewhere in these financial statements, the Company was exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments, but limited the concentration of credit risk by dealing with several highly rated financial institutions. As of December 31, 2002, the Company does not own any derivative financial instruments.

Fair value

Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision.

The fair value of cash and cash equivalents, trade receivables, interest receivable, taxes receivable, accounts payable and accrued liabilities approximate their carrying value due to the short-term maturity of these instruments.

The fair value of the short-term investments and marketable securities is determined based on an amount quoted at the balance sheet date.

The fair value of the Senior Secured Term Loans differs from their carrying value, but it has been omitted because it is not possible to determine it with sufficient reliability.

The fair value of the Senior Discount Notes due in 2006, 2007 and 2009 is determined based on an amount quoted on the over-the-counter market as at December 31, 2002 and 2001.

The fair value of the swaps and the options is determined based on market rates prevailing at the balance sheet date obtained from the Company's financial institutions for similar derivative instruments.

Fair values of the Company's financial instruments, where the fair value differs from the carrying amounts on the financial statements, are as follows:
	2002		2001
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Senior Discount Notes	1,450,130	9,297	1,372,494	1,022,034
Derivative instruments	--	--	26,986	27,792

19. SEGMENTED INFORMATION

The Company carries out its operations entirely in Canada through three strategic business segments: PCS, Wireless Internet, and Investments. PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users and offers access to the Company's PCS network to third-party telecommunications providers [on a wholesale basis]. The Company also offers PCS data services based on the new General Packet Radio Service ["GPRS"] technology. Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and had planned to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. The Company had planned to build the MCS network through Inukshuk.

However, the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. Through its Investments business segment, the Company invests in various wireless or high technology companies and, as a result, is exposed to normal market risk fluctuation, which may be significant. As the Wireless Internet and Investments operations are not significant starting 2003, the Company has determined that it operates in one segment since January 1, 2003.

The accounting policies for segment and intersegment transactions are the same as described in the summary of significant accounting policies [see note 2]. Management evaluates performance based on segment operating income (loss). The segment operating income (loss) is defined as operating income (loss) excluding restructuring charges, depreciation and amortization for all segments and including gain (loss) in value of investments and marketable securities, gain (loss) on disposal of investments and share of net loss (net income) in investees for the Investments segment. All intersegment transactions are eliminated upon consolidation.

The following tables present information about reported segment results and assets:
	Year ended December 31, 2002
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
	$	$	$	$	$
Revenues	590,959	103	--	--	591,062
Revenues - intersegment	97	1,770	--	(1,867)	--
Revenues - total	591,056	1,873	--	(1,867)	591,062
Operating expenses	(493,271)	(6,823)	44	--	(500,050)
Operating expenses-intersegment	(1,876)	(6,680)	--	8,556	--
Segment operating income (loss) before the following:	95,909	(11,630)	44	6,689	91,012
Impairment of intangible assets	--	(223,399)	--	--	(223,399)
Loss in value of investments, marketable securities and other assets	--	--	(16,086)	--	(16,086)
Share of net loss in investees	--	--	(13,212)	--	(13,212)
Segment operating income (loss)	95,909	(235,029)	(29,254)	6,689	(161,685)
Additions to capital assets	124,738	(64)	1	8	124,683
Additions to intangible assets	--	--	--	--	--
Total assets as at December 31, 2002	902,169	1,424	14,608	(5,347)	912,854

	Year ended December 31, 2001
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
	$	$	$	$	$
	[Restated - note 3]
Revenues	541,416	--	74	--	541,490
Revenues - intersegment	1,094	7,648	158	(8,900)	--
Revenues - total	542,510	7,648	232	(8,900)	541,490
Operating expenses	(533,126)	(16,213)	(1,954)	--	(551,293)
Operating expenses-intersegment	(1,217)	(4,107)	(823)	6,147	--
Segment operating income (loss) before the following:	8,167	(12,672)	(2,545)	(2,753)	(9,803)
Loss in value of investments, marketable securities and other assets	(565)	--	(32,528)	--	(33,093)
Share of net loss in investees	--	--	(5,282)	--	(5,282)
Segment operating income (loss)	7,602	(12,672)	(40,355)	(2,753)	(48,178)
Additions to capital assets	283,610	1,301	(8)	(7,508)	277,395
Additions to intangible assets	--	130,000	--	--	130,000
Total assets as at December 31, 2001	1,099,359	262,636	44,710	(11,446)	1,395,259

	Year ended December 31, 2000
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
	$	$	$	$	$
	[Restated - note 3]
Revenues	405,813	--	173	--	405,986
Revenues - intersegment	1,887	9,348	--	(11,235)	--
Revenues - total	407,700	9,348	173	(11,235)	405,986
Operating expenses	(513,435)	(2,991)	(1,892)	--	(518,318)
Operating expenses-intersegment	--	(3,885)	(1,686)	5,571	--
Segment operating income (loss) before the following:	(105,735)	2,472	(3,405)	(5,664)	(112,332)
Net gain on disposal of investments	--	--	285,967	--	285,967
Loss in value of investments, marketable securities and other assets	--	--	(248,336)	--	(248,336)
Share of net income (loss) in investees	--	--	20,573	--	20,573
Segment operating income (loss)	(105,735)	2,472	54,799	(5,664)	(54,128)
Additions to capital assets	243,170	17,847	1,765	(5,591)	257,191
Additions to intangible assets	--	20,000	--	--	20,000

Reconciliation of the segmented operating income (loss) to the consolidated net loss
	2002	2001	2000
	$	$	$
Segmented operating loss	(161,685)	(48,178)	(54,128)
Depreciation and amortization	(242,416)	(177,990)	(131,304)
Restructuring charges	(7,494)	(5,226)	--
Interest income	5,479	6,553	20,341
Interest expense	(216,256)	(215,888)	(185,471)
Financing charges	(10,573)	(8,349)	(8,742)
Foreign exchange gain (loss)	926	(51,129)	(24,638)
Write down of deferred financing costs and deferred gain and loss on financial instruments	(16,947)	--	--
Gain on financial instruments	6,570	--	--
Income tax benefit	71,895	1,722	115,515
Net loss	(570,501)	(498,485)	(268,427)

20. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ["U.S. GAAP"]

These financial statements were prepared in accordance with accounting principles generally accepted in Canada ["Canadian GAAP"] which differ in certain material respects from U.S. GAAP. The following summary sets out the material adjustments to the Company's reported net loss, which would be made in order to conform with U.S. GAAP and the accounting principles and practices required by the SEC.

Reconciliation of consolidated statements of loss and comprehensive loss
		2002	2001	2000
		$	$	$
	Net loss under Canadian GAAP	(570,501)	(498,485)	(268,427)
[a]	Reversal of amortization of PCS License	--	139	136
[b]	Share of net income (net loss) in investees	4,772	(22,079)	21,248
[c]	Unrealized net loss in value of investments and marketable securities	--	--	158,497
[c]	Recognized loss in value of marketable securities	--	--	(158,964)
[d]	Development costs	6,108	(3,502)	(2,606)
[e]	Stock compensation	478	(478)	--
[f]	Amortization of net deferred gain on financial instruments	(1,110)	--	--
[f]	Amortization of other comprehensive income related to financial instruments	1,110	--	--
[f]	Changes in fair market value of a fair value hedge	--	1,367	--
[f]	Cumulative effect as of January 1, 2001 resulting from the adoption of Statement of Financial Accounting Standards No. 133	--	(900)	--
[h]	Effect of legislated tax rate changes on deferred tax liabilities	--	25,771	--
[a]	Impairment of intangible assets	(25,771)	--	--
	Net loss under U.S. GAAP	(584,914)	(498,167)	(250,116)
[c]	Unrealized gain (loss) in value of marketable securities net of income taxes in the amount of $45,000 for 2002 [$74,000 for 2001 and $68,828,000 for 2000]	(177)	322	(159,864)
[f]	Changes in fair market value of cash flow hedges net of income taxes in the amount of $31,000 for 2002 [$818,000 for 2001]	367	(1,364)	--
[f]	Reversal of cumulative income taxes related to changes in fair market value of cash flow hedges	1,036	--	--
[f]	Amortization of other comprehensive income related to financial instruments	(1,110)	--	--
[f]	Write off of other comprehensive income related to financial instruments	(1,968)	--	--
[f]	Cumulative effect as of January 1, 2001, resulting from the adoption of Statement of Financial Accounting Standards No. 133	--	3,939	--
[c]	Reclassification adjustments	--	--	158,964
	Comprehensive loss under U.S. GAAP	(586,766)	(495,270)	(251,016)
	Basic and diluted loss per share under U.S. GAAP [dollars]	(2.43)	(4.56)	(2.60)

Differences in reported amounts on consolidated balance sheets
		2002			2001
		Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
		$	$	$	$
[c]	Marketable securities	164	145	309	1,403
[b]	Long-term investments	10,671	1,276	11,947	31,487
[d]	Deferred charges and other assets	1,664	--	1,664	38,502
[f]	Cash flow hedges	--	--	--	1,675
[a]	Intangible assets	2,727	(2,727)	--	249,170
[e]	Accounts payable and accrued liabilities - other	(132,306)	--	(132,306)	(106,812)
[g]	Share capital	(1,167,678)	(60,723)	(1,228,401)	(1,228,094)
	Deficit	2,466,674	62,174	2,528,848	1,943,934
	Accumulated other comprehensive income	--	(145)	(145)	(1,997)

[a] Intangible assets

The PCS License, which includes certain development costs and other costs associated with obtaining the PCS License from the Government of Canada were deferred under Canadian GAAP. Under U.S. GAAP such development costs are expensed as incurred. During 2002, the Company wrote down the value of the MCS Licenses to nil. Prior to this write-down, the carrying values of these licenses were $249,170,000 and $223,399,000 under U.S. GAAP and Canadian GAAP respectively, representing a difference of $25,771,000.

[b] Investment in entity subject to significant influence

Under Canadian GAAP, the investor should continue to record its portion of investee losses unless the investor would be unlikely to share in losses of the investee. Under U.S. GAAP, in situations where an investor is not required to advance additional funds to the investee and where previous losses have reduced the common and the preferred stock investment account to zero, the Company should continue to report its share of equity method losses in its statement of operations to the extent of and as an adjustment to the loans to the investee.

In addition, under Canadian GAAP, the share of net income in an investee that is a private investment company is calculated based on its realized gains or losses. Under U.S. GAAP, the share of net income in such investees is calculated based on both realized and unrealized gains or losses.

[c] Marketable securities

Under Canadian GAAP, the marketable securities are recorded as explained in note 2. Under U.S. GAAP, the marketable securities are classified as available for sale, and any changes to the market value are recorded in other comprehensive loss. As of December 31, 2000, a decline in value of marketable securities in the amount of $158,964,000 was considered to be other than temporary and consequently was reclassified from other comprehensive loss to net loss.

[d] Deferred charges and other assets

Under Canadian GAAP, certain development costs are deferred and amortized. Under U.S. GAAP, such costs would be expensed as incurred [nil as at December 31, 2002, $6,108,000 as at December 31, 2001 and $2,606,000 at December 31, 2000].

Under Canadian GAAP, a deferred gain or loss is recorded upon either the de-designation of a derivative financial instrument as a hedge or upon the early termination of a derivative financial instrument qualifying as a hedge. This deferred gain or loss represents the appreciation or depreciation of the fair market value of the derivative financial instrument from its inception until the date of the de-designation or early termination. The deferred gain or loss is then amortized over the remaining life of the originally hedged item. Under US GAAP, the appreciation or depreciation of the fair market value of the derivative financial instrument from its inception until the date of its de-designation or early termination is accumulated in other comprehensive income. The accumulated balance is then amortized to net income (loss) over the remaining life of the originally hedged item.

[e] Stock compensation

Under Canadian GAAP, certain costs related to bonuses in connection with stock compensation awards granted at-the-money with a minimum guaranteed performance, are not accounted for until the bonus is likely to be paid out and the amount can be quantified. Under U.S. GAAP, such costs are accounted for on a combined basis with the recognition of compensation cost over the service period equal to the bonus element. As of December 31, 2002, all such stock compensation awards granted in the past have been cancelled.

[f] Derivative instruments

The Financial Accounting Standards Board has issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statements 137 and 138. The Company adopted SFAS 133 effective January 1, 2001. The Statements require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The adoption of SFAS 133, as amended by Statements 137 and 138, resulted in the cumulative effect as of January 1, 2001, of an accounting change of $900,000 being recognized as an expense in the statement of net loss and as a credit in other comprehensive loss. In addition, a credit of $3,039,000, net of income taxes in the amount of $1,823,000 has been recognized in other comprehensive loss. For 2001, the adoption of SFAS 133 resulted in $1,367,000 being recognized as income in the statement of net loss. As of December 31, 2002, all such derivative instruments have been terminated.

[g] Option to purchase Class A Non-Voting Shares

Under U.S. GAAP, certain stock options issued to non-employees are recorded as an expense over the vesting period, when it becomes probable that they will be exercised. In 1996, an amount of $60,723,000 was expensed with a corresponding increase in share capital under U.S. GAAP.

[h] Deferred tax liabilities

Under Canadian GAAP, the impact of changes in income tax rates on the measurement of deferred tax assets and liabilities are recorded when the changes in tax rates have been substantively enacted. Under U.S. GAAP, changes in income tax rates are recorded when the change in tax rates has been legislated. Under Canadian GAAP, the estimated deferred tax liabilities related to the MCS Licenses acquired during 2001, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, was capitalized to the MCS Licenses. This amount was determined using substantially enacted tax rates at the date of acquisition. Using legislated tax rates at the date of acquisition, the tax liability and related increase in the carrying value of the asset was $98,667,000 under US GAAP. During 2001, the change in rates was legislated, which resulted in a decrease in the deferred tax liability and a credit to income of $25,771,000 under U.S. GAAP.

[i] Advertising costs

Advertising expenses for the twelve months ended December 31, 2002 amounted to $37,341,000 [$33,293,000 and $45,729,000 for the twelve months ended December 31, 2001 and 2000 respectively].

21. CONTINGENCY

On April 10, 2002, ASP Wireless Net Inc. ["ASP"], a former service provider of Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Connexions. ASP claims in the notice of arbitration that Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18,500,000, which ASP is claiming from Microcell. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

22. COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the presentation adopted in the current year.